Creating Value From Sorbent Minerals February 24, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Charles Eastman and Andrew Blume Re: Oil-Dri Corporation of America Form 10-K for the Fiscal Year Ended July 31, 2024 File No. 001-12622 Dear Messrs. Eastman and Blume: This letter sets forth the responses of Oil-Dri Corporation of America (the "Company") to the comment letter dated February 11, 2025 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company’s Form 10-K for the fiscal year ended July 31, 2024 filed on October 10, 2024, File No. 001-12622 (the "Form 10-K"). For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K. Form 10-K for the Fiscal year Ended July 31, 2024 Item 2 Properties, page 28 1. Please revise your mineral reserve table to include the price, the selected point of reference, for example in-situ, mill feed, saleable product, etc., and the grade/qualities as required by Item 1303(b)(3) of Regulation S-K. The Company acknowledges the Staff’s comment and respectfully proposes to revise its disclosures as reflected in the illustrative disclosure below to include the selected point of reference, in-situ, or in-place, as required by Item 1303(b)(3) of Regulation S-K, in future filings, beginning with the Company’s annual report on Form 10-K for the fiscal year ending July 31, 2025. The Company respectfully advises the Staff that the value of its clay is created through the variety of mining, hauling, processing, and packaging methods, described in Item 2 – Properties, Mining and Manufacturing Methods of our Form 10-K, that the Company uses to produce each of its products. The clay itself does not have an inherent value, and therefore, the Company does not attribute a price to its mineral reserves. As described in Item 1 - Business,

2 Principal Products of our Form 10-K, the Company’s clay is used to produce a variety of products, often at the unique specifications of its customers. The Company’s products are made using different grades/qualities of our clay, and while some clay may be acceptable for use in the production of one product, it may not be fit for use in other products. There is no single size, chemical, or physical specification that fits all customer requirements for the Company’s products. Therefore, it is not practical or possible to include the price or the grades/qualities in the mineral reserve table. In its subsequent filings, the Company proposes revising its disclosure to include the selected point of reference and to clarify its basis for not including the price or the grades/qualities of its clay in the mineral reserve table. For example, in future filings, the following disclosures would be revised as follows (new language underlined and in bold): The first paragraph under “Summary of Mineral Resources and Mineral Reserves” on Page 30 of the Form 10-K would be revised to read: “We operate a number of mines concentrated near our production facilities in California, Georgia, Illinois and Mississippi, although we have proven reserves in other states. Based upon the quantitative and qualitative factors applicable, we do not consider any of our mines to be individually material to our business or financial condition. As a result, we are only required to disclose summary information related to our mineral reserves. Our summary of mineral reserves as of July 31, 2024, have been prepared and certified by a certified professional geologist who qualifies as a "qualified person" as such term is defined in Item 1300 of Regulation S-K. The reference point for our mineral reserves is in- situ, or in-place, material. Item 1303 of Regulation S-K requires the disclosure of mineral resources; however, we have no mineral resource estimates as all mineral accumulations of economic interest and with reasonable prospects for eventual economic extraction are either currently on production or subject to an economically viable future development plan and are classified as mineral reserves. Item 1303 of Regulation S-K also requires the disclosure of the grades/qualities of our mineral reserves; however, because there is no single size, chemical, or physical specification of our clay that fits all requirements for our various products, it is not practical or possible for us to provide information related to grades/qualities. Our summary of proven and probable reserves as of July 31, 2024, is as follows:” The paragraph immediately following the table on Page 30 of the Form 10-K would be revised to read: “Based on our rate of consumption during fiscal year 2024, and without regard to any of our reserves in Nevada and Tennessee, where we do not actively mine, we consider our proven and probable reserves adequate to supply our needs for over forty years. Although we consider these reserves to be extremely valuable to our business, because our clay has no inherent value and only becomes valuable through the mining and manufacturing methods described below, it is not practical or possible for us to provide information related to the price of our

3 mineral reserves.only a small portion of the reserves, those which were acquired in acquisitions, are reflected at cost on our balance sheet.” 2. We note your disclosure on page 30 stating that you do not consider any of your mines to be individually material. Please quantify the number of mines at each geographic location and tell us if you have considered Item 1301(c)(3) of Regulation S-K in your individual property materiality analysis. The Company acknowledges the Staff’s comment and advises that it has a total of 70 mines located in the following geographic locations: Geographic Location Number of Mines California 3 Georgia 38 Illinois 3 Mississippi 24 Nevada 1 Tennessee 1 In its subsequent filings, the Company advises the Staff that it will revise its disclosure to include the number of mines at each geographic location. For example, in future filings, the first paragraph under the table provided under “Clay Resources and Reserves” on Page 29 of the Form 10-K would be revised as follows (new language underlined and in bold): “With the exception of our research and development center in Illinois, all of the properties that we own contain clay mineral reserves or are used in the processing of our clay. We mine sorbent minerals primarily consisting of calcium bentonite, attapulgite and diatomaceous shale which we refer to in the aggregate as “clay,” “minerals,” or “Fuller’s Earth.” We use certified professional geologists and mineral specialists who prepared the estimated reserves of these minerals in the table above. See also Item 1 “Business” above for further information about our reserves. We, or our wholly owned subsidiaries, are the sole operators of our mines. We have a total of 70 mining active properties in all stages of operation (exploration, development and production), with 3 mines in California, 38 mines in Georgia, 3 mines in Illinois, 24 mines in Mississippi, 1 mine in Nevada, and 1 mine in Tennessee. Our properties in production, located in Mississippi, Georgia, California and Illinois, collectively produced approximately 793 thousand and 807 thousand tons of finished product in fiscal years 2024, and 2023, respectively. Parcels of such land are also sites of manufacturing facilities operated by us. In addition, we own approximately one acre of land in Laval, Quebec, Canada, which is the site of the processing, packaging and distribution

4 facility for our Canadian subsidiary. While we have reserves at our mining properties in Nevada and Tennessee, we are not actively mining these properties.” The Company considers Item 1301(c)(3) of Regulation S-K in its individual property materiality analysis and considers, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing. Based on the quantitative and qualitative factors applicable to each mine, including but not limited to, the size of and current or planned activity at each mine, the Company does not consider any of our mines to be individually material to its business or financial condition. Management's Discussion and Analysis of Financial Condition and Operations Results of Operations, page 34 3. When more than one factor is responsible for the change in a statement of operations line item between periods, please clearly quantify each of the contributing factors, including any offsetting amounts. For example, you disclose that your domestic cost of goods sold per ton increased 6%, driven primarily by increases in non-fuel manufacturing and freight and offset by lower natural gas and packaging costs. When you discuss net sales fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350. The Company acknowledges the Staff’s comment and respectfully confirms that, in future filings, beginning with the Company’s quarterly report on Form 10-Q to be filed for the quarter ended January 31, 2024, it will enhance the disclosure to clearly quantify each of the contributing factors, including any offsetting amounts, when more than one factor is responsible for any disclosed material change in a statement of operations line item between periods to the extent that such information is quantifiable and necessary for an understanding of the Company’s results. Critical Accounting Policies and Estimates, page 38 4. Please enhance your disclosure in future filings to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

5 The Company acknowledges the Staff’s comment and respectfully confirms that, in future filings, beginning with the Company’s annual report on Form 10-K to be filed for the fiscal year ending July 31, 2025, it will enhance its disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact our critical accounting estimates have had or are reasonably likely to have on the Company’s financial condition and results of operations, to the extent such information is material and reasonably available. The Company will also disclose any changes in estimates and/or assumptions over the relevant period and the sensitivity of reported amounts to the underlying methods, assumptions, and estimates used over the relevant period, to the extent such information is material and reasonably available. Notes to the Consolidated Financial Statements Note 1 - Summary of Significant Accounting Policies Intangibles and Goodwill, page 50 5. We note that you allocated $20.4 million of the Ultra Pet acquisition consideration to a customer list intangible asset which you amortize on a straight-line basis over 18 years. Please confirm whether or not this asset pertains solely to a customer list as the term is described in ASC 805-20-55-21. Tell us in sufficient detail how you determined the useful life of the customer list and how you considered ASC 350-30-35-3 in arriving at this determination. Also clarify how you determined it was appropriate to amortize the customer list on a straight-line basis, as opposed to an accelerated method, and how this reflects the pattern in which you realize the economic benefits of the customer list. Refer to ASC 350-30-35-6 and ASC 350-30-55-2 through 4. The Company acknowledges the Staff’s comment and respectfully confirms that this asset pertains solely to a customer list as the term is described in ASC 805-20-55-21. The Company respectfully advises the Staff that it determined a useful life of 18 years was appropriate for the customer list primarily based upon (i) historical customer attrition rates; (ii) management’s review of the present value of excess earnings expected to be generated in the future from the customer list and determination that nearly all of the total excess value attributable to customer list was earned within 18 years; and (iii) discussions with a third-party valuation firm we engaged to perform a fair value assessment of the Ultra Pet acquisition, who recommended a useful life of less than 20 years. The Company considered each of the applicable factors outlined in ASC 350-30-35-3 when determining useful life, particularly the expected use of the asset, historical experience, and the effects of obsolescence, demand, competition, and other economic factors. The Company expected to continue using the customer list to generate revenue through the sale of Ultra Pet products. The Company’s management team has extensive experience managing relationships with customers in the cat litter business, regardless of whether those arrangements have explicit renewal or extension provisions. The Company utilized that experience while assessing the reasonableness of useful life of the customer list. This experience guided the Company’s use of historical customer attrition rates and its review of the present value of excess earnings expected to be generated in the future from the customer list, as well as an understanding of the value of

6 Ultra Pet’s customer base being primarily comprised of long-term business partners. While competition exists, demand for crystal cat litter has grown over recent years, and the Company does not foresee instability in the cat litter industry or crystal litter segment having an impact on the useful life of the customer list. The Company respectfully advises the Staff that it determined it was appropriate to amortize the customer list on a straight-line basis because it expects the economic benefits from Ultra Pet’s customer relationships to be spread evenly across the useful life of the asset. ASC 350-30-35-6 provides that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Ultra Pet has longstanding relationships with its customers, as indicated by its historically low customer attrition rate. Additionally, the sales history did not indicate that revenues would be spread unevenly throughout the customer list’s useful life. There is no indication that revenues generated by the customer list will be higher in the earlier stages of its useful life, and so the Company deemed that an accelerated method was not appropriate. As a result, the straight-line method of amortization over 18 years best reflects the pattern in which the economic benefits of the customer list will be incurred over management’s best estimate of its useful life. This determination aligns with the guidance provided in ASC 350-30-55-2-4, which provides that customer list should be amortized over management’s best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Earnings Per Share, page 54 6. Please address the following comments related to your utilization of the two-class method to report your earnings per share: • Tell us and revise your disclosures to clarify how you apply the two-class method for diluted EPS purposes. For example, explain if you utilize for common stock the more dilutive of the treasury stock method, reverse treasury stock method or if-converted method and the two-class method and whether the two class method is always applied to Class B stock. The Company respectfully acknowledges the Staff’s comment and advises that, as noted in Note 1- Summary of Significant Accounting Policies, Earnings Per Share, the Company has two outstanding classes of capital stock – Common Stock, par value $0.10 per share (“Common Stock”), and Class B Stock, par value $0.10 per share (“Class B Stock”). Given that the Company has two classes of capital stock which are both participating securities, ASC 260-10- 45-60A requires that all participating securities, whether they are convertible, nonconvertible, or potential common shares, must be included in the computation of basic EPS under the two-class method. Common Stock is entitled to cash dividends equal on a per share basis to at least 133.33% on a per share basis of the cash dividend paid on the Class B Stock. This difference in dividend rates impacts the calculations of basic EPS for each of our outstanding classes of capital stock since it results in an increase to the percentage of distributed earnings awarded to Common Stock and a proportionate decrease awarded to Class B Stock. The result is an increase in income available to shareholders of Common Stock and a decrease in income available to shareholders

7 of Class B Stock. The Common Stock has no conversion rights, but the Class B Stock is convertible by the holders thereof on a share-by-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances. In addition to having two classes of capital stock, the Company awards restricted shares of both Common Stock and Class B Stock to its teammates pursuant to the Oil-Dri Corporation of America 2006 Long Term Incentive Plan, as amended (the “LTIP”). Restricted shares generally have vesting periods from one to five years and are entitled to cash dividends at the same rate as unrestricted shares of the class of shares awarded. The right of these restricted shares to receive cash dividends is nonforfeitable. When considering the impact of a potential conversion of the Class B Stock on the diluted EPS of the Common Stock, the Company respectfully notes that ASC 260 does not have specific guidance on the calculation of diluted EPS using the treasury stock and if-converted methods for participating securities that are also potential shares of common stock. Therefore, the Company has relied on interpretive guidance published by independent registered accounting firms, such as the guidance provided in the Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Cathy J. Cole on December 11, 2006, the proposed FSP FAS 128-a: Computation Guidance for Computing Diluted EPS under the Two-Class Method, and in Section 5.3.3.2 of the Ernst & Young LLP Financial Reporting Developments, a Comprehensive Guide: Earnings Per Share, dated September 2024. This guidance provides that the if-converted method and/or treasury stock method should be used, if dilutive, to compute diluted EPS for the main class of common stock into which the other class is convertible. This approach is utilized unless the two-class method would be more dilutive, in which case the Company would use the more dilutive method. Diluted EPS for the other class, the convertible class, should always be computed using the two-class method, as if all earnings were distributed to each class based on their contractual rights. Because the Class B Stock is convertible into the Common Stock, the Common Stock is our main class and diluted EPS is computed using the if-converted method (unless the two-class method would be more dilutive – which is not the case), and the Class B Stock is our convertible class and diluted EPS is computed using the two-class method. The reverse treasury stock method is also inapplicable to both classes as the Company has no obligation to repurchase its own capital stock. As a result, as noted in Note 1- Summary of Significant Accounting Policies, Earnings Per Share, of our Form 10-K, using the if-converted method, when calculating diluted EPS for the Common Stock we took into consideration the conversion of Class B Stock into Common Stock, but not the vesting of restricted shares under the treasury stock method with either underlying Common Stock or Class B Stock because those shares were anti-dilutive. Additionally, the 33.33% larger cash dividend awarded to Common Stock has no impact on diluted EPS because the diluted EPS of the Common Stock is calculated using the if-converted method, unlike the calculation for basic EPS. This is because the shares of Class B Stock are treated as though they have already been converted to Common Stock under this method, removing the impact of differing dividend rates on the total income available to each class used in calculating the diluted EPS of the Common Stock. The Company considers the impact of the restricted shares under the treasury stock method when calculating diluted EPS, but because our restricted shares participate in cash dividends at the same rate as unrestricted shares it is anti- dilutive, and the treasury stock method is inapplicable. As a result, under the Company’s current capital structure, the two-class method is always applicable for the Class B Stock.

8 The Company respectfully confirms that, in future filings, beginning with the Company’s quarterly report on Form 10-Q to be filed for the quarter ended January 31, 2024, it will revise its disclosure to clarify how it applies the two-class method for diluted EPS purposes. For example, in future filings, the following disclosures would be revised as follows (new language underlined and in bold): The first paragraph under “Earnings Per Share” on Page 54 of the Form 10-K, which is substantially similar to our disclosure in quarterly reports on Form 10-Q, would be revised to read: “We utilize the two-class method to report our earnings per share ("EPS"). The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Common Stock is entitled to cash dividends equal to at least 133.33% on a per share basis of the cash dividend paid on Class B Stock. In computing earnings per share, the Company has allocated dividends declared to shares of Common Stock and Class B Stock based on amounts actually declared for each class of stock and 33.33% more of the undistributed earnings have been allocated to shares of Common Stock than to shares of Class B Stock on a per share basis. Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share. Common Stock have no conversion rights. Class B Stock is convertible by the holders thereof on a share-by-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances. Basic EPS is computed by dividing net earnings, reduced for any distributed and undistributed earnings allocated to unvested restricted shares, by the weighted-average number of shares outstanding during the period for each class of common stock. Diluted EPS, for Common Stockeach class of common stock, is derived utilizing the most dilutive result of the if-converted, treasury stock and two-class methods. In our case, the if-converted method is more dilutive than the two-class method and because our unvested restricted shares participates in dividends and is therefore anti-dilutive, the treasury stock method does not apply. For Class B Stock, diluted EPS is derived utilizing the two-class method since, as with our Common Stock, our unvested restricted shares participate in dividends and is therefore anti-dilutive, making the treasury stock method inapplicable. The reverse treasury stock method is also inapplicable to both classes as we have no obligation to repurchase our common stock. In both the if-converted and two-class methods, diluted EPS is computed by dividing net earnings by the weighted-average number of common shares and potential common shares outstanding during the period, taking into consideration different potential shares outstanding based on the method used. Dilution for Common Stock takes into consideration the effect of both unvested restricted shares and convertible shares of Class B Stock, if the effect is dilutiveunless such shares are anti-dilutive, in which case they are not considered. Dilution for Class B Stock takes into consideration the effect of unvested restricted shares, if the effect is dilutiveunless such shares are anti-dilutive, in which case they are

9 not considered. Below is a reconciliation of the calculation of basic and diluted EPS.” • We note your disclosure that the "impact of 158,861 shares of unvested Common Stock and 54,370 shares of unvested Class B Stock, restricted stock was antidilutive therefore not included in the calculation of diluted EPS." Tell us how you determined the impact of these shares was anti-dilutive. In doing so, specify what "unvested Class B Stock" represents. The Company respectfully acknowledges the Staff’s comment and advises that it awards restricted shares of its Common Stock and Class B Stock to its teammates pursuant to the LTIP. As described in the LTIP, members of the Jaffee Family who are employees or non-employee directors of the Company are eligible to receive awards made in shares of Class B Stock, and the fair market value of awards of restricted shares of Class B Stock is based on the trading price of the Common Stock. Restricted shares remain restricted until they vest, which generally occurs one to five years from the grant date of an award. Therefore, “unvested Class B Stock” represents restricted shares of Class B Stock as of July 31, 2024 as calculated pursuant to the treasury stock method. The following table reflects approximate earnings per incremental share of restricted shares of Common Stock and Class B Stock based on the number of outstanding restricted shares of each class as of July 31, 2024 and the distributed and undistributed earnings on restricted shares of each class, as provided in Note 1- Summary of Significant Accounting Policies, Earnings Per Share, of our Form 10-K: Class Distributed and undistributed earnings on restricted shares Shares Outstanding (under the treasury stock method) Earnings per incremental share Dilutive Unvested Common Stock 1,409,993 158,861 8.88 No Unvested Class B Stock 754,698 54,370 13.88 No For the avoidance of doubt, the restricted shares of Class B Stock were deemed immediately converted for the purpose of this analysis. As a result of the above calculations of earnings per incremental share, since basic EPS of Common Stock and Class B Stock were $5.85 and $4.40, respectively, the Company was able to determine that the impact of these shares was anti-dilutive. ***

10 If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 706-3119 or by email at Susan.Kreh@oildri.com. Very truly yours, Oil-Dri Corporation of America By: /s/ Susan M. Kreh__________ Susan M. Kreh Chief Financial Officer cc: Daniel S. Jaffee, Oil-Dri Corporation of America Anthony W. Parker, Oil-Dri Corporation of Ameria